                            VIANET TECHNOLOGIES, INC.
                              6509 Windcrest Drive
                               Plano, Texas 75024

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about January 21, 2002, by Vianet Technologies, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of two new members to act as the Company's Board of Directors.

         On December 23, 2001, Vianet Technologies, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger") with Comservices Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), and Comm Services Corporation ("CSC"), a Nevada corporation. Pursuant to the terms of the "Agreement and Plan of Merger which closed on December 31, 2001, Subsidiary acquired all of the issued and outstanding shares of capital stock of CSC from the CSC Stockholders in exchange for an aggregate of 349,784,594 newly issued shares of the Company's common stock (the "Acquisition"), which shares represent 60% of the Company's issued and outstanding shares immediately following the completion of the transaction. Concurrently with the Acquisition, CSC was merged with and into Subsidiary, which then changed its name to Comm Services Corporation. The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the current directors of the Company will appoint Messrs. Victor E. Goetz and Stephen M. Wagner as members of the Board of Directors.

         As a condition to the Closing of the Merger, the holders of an aggregate of $9,176,000 principal amount of outstanding convertible debentures of the Company agreed to convert such debentures into common shares (the "Conversions"), including accrued interest and penalties, at a conversion price of $0.10 per share. As a result of the conversions, an aggregate of 98,811,712 shares of common stock were issued to the convertible debenture holders upon conversion of the debentures.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.


         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of Messrs. Goetz and Wagner.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

         The Common Stock is the only class of voting securities of the Company outstanding. As of January 1, 2002, there were 570,771,751 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock immediately after the Acquisition, by:

     o each person known to beneficially own more than five percent of the Common Stock

     o   each director of the Company (including proposed directors)

     o   all directors and executive officers as a group

Name and Address of            Title                                             Shares of Common    Percent of
Beneficial Owner                                                                      Stock               Class
----------------------------------------------------------------------------------------------------------------
Jeremy T.G. Posner*            Chairman, Secretary and Director         (a)               8,175,469       1.43%

Gregory A. Somers*             President and Director                                   156,003,929      27.33%

Peter Ianace*                  Chief Executive Officer and Director     (b)               4,636,293       0.81%

Victor E. Goetz - 1266 West    Senior Vice President, Chief                              28,682,337       5.03%
Paces Ferry Rd, #179,          Financial Officer, Chief Compliance
Atlanta, GA 33027              Officer, Assistant Secretary & Director

Robert Logan*                  Senior Vice President and Chief          (c)                 221,791       0.04%
                               Operating Officer

Brian Berger*                  Chief Technology Officer & Vice          (d)                 105,045       0.02%
                               President of Engineering

Robert Thompson*               Vice President, Sales                    (e)                  30,000       0.01%

Stephen M. Wagner*             Director                                                  17,489,230       3.06%

All officers, directors and                                                             215,344,094      37.52%
key executives (8 Persons)

Name and Address of            Title                                             Shares of Common    Percent of
Beneficial Owner                                                                      Stock               Class
----------------------------------------------------------------------------------------------------------------
Inter-Tel Inc                                                                            59,463,381      10.42%
120 N 44TH ST, Suite 200,
Phoenix, AZ 85034-1822 tel.
602-302-8900

Dennis D. Somers                                                                         30,081,475       5.27%
4785 240th Ave., Webb, Iowa
51366

Mike Moehle                                                                              28,682,337       5.03%
3909 River Pl Blvd Austin
TX 78730

Seneca Capital L.P. - 527                                               (f)              59,667,560      10.35%
Madison Avenue, 11th Floor,
New York, NY 10022

* c/o Vianet Technologies, Inc. - 6509 Windcrest Drive, Suite 160, Plano, TX
  75024

(a) Includes (i)13,627 shares of common stock, (ii) 250,000 shares of common stock underlying options exercisable at $.10 per share, all of which are currently exercisable, (iii) warrants to purchase 32,520 shares of common stock, exercisable at $5.00 per share, all of which are currently exercisable (iv)7,846,558 shares of common stock owned indirectly through Xelix Capital Limited, an entity controlled by Mr. Posner, and (v) 32,764 shares of common stock owned indirectly through Eastbrook Systems, an entity controlled by Mr. Posner.

(b) Includes (i)1,769,626 shares of common stock, (ii)166,667 shares of common stock underlying options all of which are currently exercisable,
    (iii)350,000 shares of common stock and warrants to purchase an additional 350,000 shares of common stock, all of which are currently exercisable, underlying convertible notes, and (iv)2,000,000 shares of common stock underlying warrants owned by Espre, Inc., an entity controlled by Mr. Ianace, all of which are currently exercisable. Excludes 833,333 shares of common stock underlying options, which are not currently vested or exercisable.

(c) Includes (i)196,791 shares of common stock and (ii)25,000 shares of common stock underlying options, all of which are currently exercisable. Excludes 475,000 shares of common stock underlying options, which are not currently vested or exercisable.

(d) Includes (i)45,045 shares of common stock and (ii)60,000 shares of common stock underlying options, all of which are currently exercisable. Excludes 445,000 shares of common stock underlying options, which are not currently vested or exercisable.

(e) Includes 30,000 shares of common stock. Excludes 200,000 shares of common stock underlying options, none of which are currently vested or exercisable.

(f) Includes (i)18,555,916 shares of common stock and (ii)1,950,971 shares of common stock underlying warrants owned by Seneca Capital L.P., all of which are currently exercisable. In addition, includes (iii)35,440,216 shares of common stock and (iv)3,720,457 shares of common stock underlying warrants owned by Seneca Capital International, Ltd., all of which are currently exercisable.

Executive Officers and Directors

The executive officers, directors and key executives of Vianet, and their ages as of the date hereof, are as follows.

     -------------------- ------ -----------------------------------------------
     NAME                   AGE  POSITION
     -------------------- ------ -----------------------------------------------
     Jeremy T.G. Posner      56  Chairman and Secretary
     -------------------- ------ -----------------------------------------------
     Gregory A. Somers       47  President and Director
     -------------------- ------ -----------------------------------------------
     Peter Ianace            53  Chief Executive Officer and Director
     -------------------- ------ -----------------------------------------------
     Victor Goetz            46  Senior Vice President, Chief Operating
                                 Officer, Chief Compliance Officer & Assistant
                                 Secretary & Director Appointee
     -------------------- ------ -----------------------------------------------
     Robert Logan            57  Senior Vice President and Chief Operating
                                 Officer
     -------------------- ------ -----------------------------------------------
     Brian Berger            36  Chief Technology Officer & Vice President of
                                 Engineering
     -------------------- ------ -----------------------------------------------
     Robert Thompson         55  Vice President, Sales
     -------------------- ------ -----------------------------------------------
     Stephen Wagner          45  Director Appointee
     -------------------- ------ -----------------------------------------------

Set forth below is a biographical description of each director and senior executive officer of Vianet based on information supplied by each of them.

         Jeremy Posner was one of the founders of Vianet in 1998 and has been Board Chairman since the Company's inception. From 1988 to 1997, Mr. Posner was a Senior Vice President and Director of Intelect Communications Inc., where he was responsible for the development of the strategic direction of the company as well as running its European operations. Prior to joining Intelect, Mr. Posner headed an international consulting and investment group, where he assisted with the corporate planning and development of client companies as well as raising venture capital. Mr. Posner holds a MBA from York University, Toronto Canada, and a Bachelor of Laws from the University of Birmingham, England.

         Gregory A. Somers has been the President and a Director of Vianet since December 2001. Mr. Somers was one of the founders of Comm Services Corporation and has served as that company's President and CEO as well as its subsidiary, Inter-Tel.Net, Inc. These companies offer facilities' based wholesale international and domestic long distance service to many markets including carriers, debit card providers and aggregators. Mr. Somers formed Comm Services Corporation in May of 2001. Thereafter, in July 2001, Comm Services acquired 83% of Inter-Tel.Net. From July 1999 to April 2001, Mr. Somers was Senior Vice President of Operations for World Access Telecommunications, a public company. From 1992 to June of 1999, Mr. Somers was President and CEO of Comm/Net Services Corporation, which was acquired by World Access Telecommunications in June of 1999. Mr. Somers' career has involved the creation, development and sale of a number of companies in both the telecommunications and automotive industries over more than twenty years.

         Peter Ianace was appointed Chief Executive Officer of the Company in April 2001 and joined the Board of Directors in May 2001. Mr. Ianace previously served as the Vice President, Business Development of Vianet from October 1999 to January 2001. Prior to his affiliation with Vianet, Mr. Ianace served as the President and Chief Executive Officer of Intelect Network Technologies from April 1995 to April 1999, where he managed the growth and integration of worldwide sales and product development and his responsibilities included equity capitalization and strategic relationship building and partnering. Mr. Ianace's earlier career included executive positions with PacTel Meridian Systems, AT&T, Sperry Corporation and IBM.

         Victor Goetz has been the Senior Vice President, Chief Operating Officer, Chief Compliance Officer & Assistant Secretary of Vianet since December 2001. In addition, as described below, Mr. Goetz is being appointed as a member of the Board of Directors in accordance with the Agreement and Plan of Merger. Since March 2001, Mr. Goetz has been the Chief Financial Officer of Comm Services Corporation. From December 1998 through June 2000, Mr. Goetz served as a Vice President and Chief Financial Officer of World Access Telecommunications Group Inc., a wholly owned subsidiary of World Access, Inc., which provided wholesale international long distance voice and data services through a combination of its own international network facilities, various international termination relationships and resale arrangements with other international long distance service providers. Previously, Mr. Goetz was an Executive Vice President and Chief Financial Officer of Cherry Communications Incorporated from October 1997 to December 1998, when the company was acquired by World Access, and he held earlier positions with the Metromedia International Group, Inc. and the Actava Group Inc. Mr. Goetz is a Certified Public Accountant and an inactive member of the Georgia Bar. He earned a Bachelors of Business Administration in 1977, a Juris Doctorate in 1980 and a Masters of Accounting (Tax) in 1981 from the University of Georgia.

         Robert Logan Mr. Logan joined the Company as Chief Operating Officer in August 2000. From January 1999 to July 2000, he was Director of Sales, Systems Integration Division, of ASI Business Solutions, a company which provides network connected print management and output consulting services. From September 1997 to December 1998, he was Chief Executive Officer and Director of Marketing of Mirus Ltd., a provider of high volume direct mail software. From January 1996 to September 1997, Mr. Logan held senior positions with Ikon Corp. Overall, he brings to Vianet a twenty-eight year background in computing devices, hardware, software and services, including positions with Alco Standard Corporation, and Xerox Corporation. He earned his Bachelor of Science and Bachelor of Arts degrees from Kansas State University.

         Brian Berger Mr. Berger joined Vianet in December 1999, initially in the capacity of Director of Engineering, but being promoted to Vice President of Engineering in May 2000 and adding the responsibilities of Chief Technology Officer in December 2001. Prior to joining Vianet, between March 1998 and December 1999, Mr. Berger held the positions of Senior Director, Customer Satisfaction and Senior Director, Hardware Development of Coyote Technologies, Inc., a telephone switching firm. In addition, from 1990 to February 1998, he held several positions of increasing responsibility with DNA Enterprises, Inc. a technology consulting firm, where he was awarded a patent for his telecommunications work. Mr. Berger holds a Bachelor of Science in Electrical Engineering from Texas A&M University and a Masters of Science in Electrical Engineering from the University of Texas at Dallas.

         Robert Thompson Mr. Thompson joined Vianet as Vice President of Sales in June 2001. Mr. Thompson has had a twenty year career in data and telecommunications. From 1995 until joining Vianet, he was owner/partner in RPC International, serving such clients as Williams Communications, Summus Inc. and Cytware Corporation. Previously Mr. Thompson held positions with Synoptics Communications, Wang Laboratories, ICOT Corporation, First Data Resources and Cable Data Corporation. Mr. Thompson earned a Masters degree at Ball State University, Indiana, and a Bachelors degree at Indiana University.

         Stephen Wagner As described below, Mr. Wagner is being appointed as a member of the Board of Directors in accordance with the Agreement and Plan of Merger. In August 2001, Mr. Wagner was appointed President and Chief Operating Officer of ATSI Communications, Inc., a facilities-based provider of international telecommunications services, where he has full responsibility for ATSI's telecom operations in the U.S. Prior to joining ATSI, Mr. Wagner served as President of Qwest Communications International's Southern Region. He held management positions at LCI International and USLD Communications before those companies were acquired by Qwest in 1998 and 1997, respectively. Mr. Wagner has more than twenty years telecommunications-related experience including management positions with Fone America, Telesphere Communications /NTS, CTI Corporation and DSC Communications. He earned his Bachelor's degree in Business Administration from Ohio State University.

Appointment of New Directors

         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the current directors of the Company will appoint Messrs. Goetz and Wagner as members of the Board of Directors. The Company will take all action necessary to cause Messrs. Goetz and Wagner to be appointed to the Board of Directors. Set forth above is certain information with respect to Messrs. Goetz and Wagner. Such persons are being appointed to fill the existing vacancies created by the resignation of prior directors.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2000, no director, officer or beneficial owner of more than ten percent of the Company's Common Stock failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 except for Jeremy Posner who failed to file once.


Compensation of Directors

         Directors, not otherwise directly or indirectly employed by the Company are entitled to each receive a cash fee of $12,000 per annum for services provided in that capacity and are reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board or any committee thereof they attend. In the year ended December 31, 2001, there were no Directors receiving such fees. Following his appointment to the Board, Mr. Wagner will receive such fees. All other directors are employed directly or indirectly employed by the Company and are not entitled to such fees.

         In September 2001, the Company granted 5 year warrants to purchase 40,000 shares, exercisable at $0.15 per share, to each of Messrs. Robert Bailey, Darrell Elliot, Paul Whitlock and Tim Sullivan in consideration of services rendered by each of them as directors in 2000.

Executive Compensation

         The following table sets for the certain summary information concerning the compensation paid for services rendered in all capacities to the Company and its subsidiaries for the years ended December 31, 2001, 2000 and 1999 to Vianet's Chief Executive Officer and its four most highly compensated executive officers other than the Chief Executive Officer whose total salary and bonus were in excess of $100,000 (collectively, the "Named Executive Officers"), during its fiscal years ended December 31, 2001.

--------------------------------------------------------------------------------------------------------------------------------
                                                             Annual Compensation                  Long-Term Compensation
                                                         ---------------------------- ------------------------------------------
                                                                                               Awards                 Payouts
                                                                                      -----------------------   ----------------
                                                                              Other                                        All
                                                                              Annual  Restricted   Securities             Other
                                                                              Compen-    Stock     Underlying     LTIP   Compen-
                                                         Salary      Bonus    sation    Award(s)    Options/    Payouts  sation
Name                Position                       Year    ($)        ($)     on ($)     ($)(2)    SARs(#)(1)      ($)   on ($)
--------------------------------------------------------------------------------------------------------------------------------
Pete Ianace (3)     CEO                            2001  $150,000  $  14,400      --   $ 30,000     1,000,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Executive Vice President       2000  $200,000  $  50,000      --         --       250,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Vice President                 1999  $100,000  $  75,000      --         --            --       --       --
--------------------------------------------------------------------------------------------------------------------------------
Brian Berger (4)    CTO                            2001  $170,496         --      --   $  4,505       400,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Vice President of Engineering  2000  $165,625  $  25,000      --         --        30,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Director of Engineering        1999  $  5,208         --      --         --        75,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
Robert Logan (5)    COO                            2001  $130,321         --      --   $ 19,679       425,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Vice President of Marketing    2000  $ 50,000         --      --         --        75,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    n/a                            1999        --         --      --         --            --       --       --
--------------------------------------------------------------------------------------------------------------------------------
Jeremy Posner (6)   Chairman & Secretary           2001  $130,000         --      --         --        50,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Chairman                       2000  $150,000  $  35,000      --         --            --       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    Chairman                       1999  $ 75,000         --      --         --       200,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
Peter Leighton (7)  CFO                            2001  $115,890         --      --         --       200,000       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    President, CFO & CEO           2000  $250,000  $ 100,000      --         --            --       --       --
--------------------------------------------------------------------------------------------------------------------------------
                    President & CEO                1999  $125,000         --      --         --       200,000       --       --
--------------------------------------------------------------------------------------------------------------------------------

(1) The number of securities under options granted reflects the number of Vianet shares that may be purchased upon the exercise of such options.

(2) Valued at the time the shares were paid.

(3) Pete Ianace was Vice president from October 1999 to August 2000, Executive Vice President from August 2000 to January 2001 and was appointed Chief Executive Officer in April 2001. The 250,000 options granted to Mr. Ianace in 2000 were cancelled in 2001.

(4)  Mr. Berger was appointed Vianet's Chief Technology Officer in December
     2001.

(5) Mr. Logan served as Vianet's Vice President of Marketing from August 2000 until January 2001. From January to December 2001, Mr Logan served as President and Chief Operating Officer. In December 2001, Mr. Logan ceased his duties as President but continues to serve as Vianet's Chief Operating Officer.

(6) Mr. Posner has served as Vianet's Chairman of the Board since inception. From March 14, 2001 to present, Mr. Posner serves as Vianet's Secretary, and from October 12, 2001 to December 31, 2001, Mr. Posner served as Vianet's Chief Financial Officer. In December 2001, Mr. Posner ceased his duties as Chief Financial Officer but continues to serve as Vianet's Chairman of the Board and Secretary.

(7) All of the options granted to Mr. Leighton were cancelled in 2001 upon Mr. Leighton's resignation from his positions as an officer and director of Vianet.

STOCK OPTIONS GRANTS AND EXERCISES

Option Grants in Last Fiscal Year

Option Grants to the Named Executive Officers during the fiscal year ended December 31, 2001:

Name of Beneficial Owner  Title                                        options
-------------------------------------------------------------------------------
Jeremy T.G. Posner        Chairman, Secretary and Director              50,000

Peter Ianace              Chief Executive Officer and Director  (1)  1,250,000

Robert Logan              Senior Vice President and Chief
                          Operating Officer                            350,000

Brian Berger              Chief Technology Officer & Vice
                          President of Engineering                     400,000

Robert Thompson           Vice President, Sales                        200,000

Peter Leighton            CFO                                   (2)    200,000
                                                              -----------------
                                                                     2,450,000
                                                              =================

-------------------
(1) 250,000 of such options were cancelled in 2001.
(2) All of such options were cancelled in 2001 upon Mr. Leighton's resignation from his positions as an officer and director of Vianet.

Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-end Option
Values

There were no Option Exercises in the last fiscal year.

The following table shows the value at December 31, 2001 of unexercised options held by the Named Executive Officers:

                                                             Number of          Value of
                                                             Securities         Unexercised
                                                             Underlying         In-The-Money
                     Number of                               Unexercised        Options/
                     Securities       Shares                 Options/SARs       SARs at
                     Underlying       Acquired               at FY End (#)      FY End ($)
                     Options/SARs     on         Value       Exercisable/       Exercisable/
Name                 Granted (#)      Exercise   Realized    Unexercisable      Unexercisable
------------------------------------------------------------------------------------------------
Jeremy T.G. Posner   250,000           --          --       250,000 / nil       nil / nil

Peter Ianace         1,000,000         --          --       166,667 / 833,333   nil / nil

Robert Logan         500,000           --          --       25,000/ 475,000     nil / nil

Brian Berger         505,000           --          --       60,000 / 445,000    nil / nil

Robert Thompson      200,000           --          --       nil / 200,000       nil / nil

Peter Leighton       --                --          --       nil/ nil            nil/ nil
                     ----------------
 Total               2,455,000
                     ================

Employment Agreements

         In April 2001, Vianet entered into a three-year consulting agreement with Xelix Capital Limited, an entity owned and controlled by Jeremy Posner. The consulting agreement provides for base fees to Xelix Capital Limited of $120,000 per year (the "Base Fee"). In addition, the consulting agreement provides that Vianet shall pay such additional compensation as shall be determined from time to time by the Board of Directors based upon the attainment of specific criteria as agreed to from time to time. The consulting agreement also provides for reimbursement of reasonable costs and expenses incurred. The consulting agreement is terminable (i) by either party in the event the other party fails to perform in accordance with the provisions of this Agreement, or (ii) by Vianet, at any time, upon thirty (30) days written notice. Upon termination the consultant shall cease all provision of services and no invoice shall be made for services performed after notice of suspension or termination. Upon termination, for any reason except breach of this agreement by consultant, Vianet shall pay to consultant severance in an amount equal to two times the Base Fee. The severance amount shall be payable in quarterly installments with the first payment due not later than thirty (30) days after termination. The Consulting Agreement superseded and replaced a prior three year consulting agreement entered into with Xelix Capital Limited in April 2000, effective as of January 1, 2000, that provided for base fees to Xelix Capital Limited of $150,000 per year.

         In April 2001, Vianet entered into an agreement with Pete Ianace, the Chief Executive Officer of Vianet, that provides for a salary of $150,000 per year, which salary is to be increased to $250,000 per year in the quarter following Vianet's earning an operating profit. Therafter, in June 2001, Vianet entered into an additional agreement with Mr. Ianace that provides for a one-year notice period prior to the termination of Mr. Ianace's employment as Chief Executive Officer of Vianet following a change in control of the company.

         In September 2001, Vianet entered into agreements with Robert Logan and Brian Berger, the Chief Operating Officer and Vice President of Engineering of Vianet, respectively, that provide for (i) a one-year notice period prior to the termination of their employment as executive officers of Vianet during the first 12 months following a change in control of the company, and (ii) a 6 month notice period prior to the termination of their employment as executive officers of Vianet after the completion of the first 12 months following a change in control of the company.

         Except for the foregoing terms, Vianet has not entered into other employment or consulting agreements with any of the Named Executive Officers.

Transactions With Management

         Prior to the date hereof, we entered into transactions and business relationships with certain of our officers, directors and principal stockholders or their affiliates. We believe that all of the transactions were on terms no less favorable than we could have obtained from independent third parties.

         On March 23, 1999, convertible demand notes payable of $2,909,272 held by an entity controlled by Jeremy Posner, the Chairman of the Board, and an entity controlled by Peter Leighton, a former officer and director of the Company, were converted into 2,739,272 shares of common stock at a ratio of one share for every $1 of principal amount. During the six months ended June 30, 1999, the Company repaid $200,000 and additional convertible demand notes of $30,000 were issued.

         In March 1999, Vianet issued warrants to purchase 760,000 shares of common stock to WorldCorp Management Group, Inc. (WCMG), formerly a principal shareholder of the Company, at $1.10 to $1.72 per share.

         In July 1999, we entered into a credit facility (the "Facility") with an entity controlled by Peter Leighton, a former officer and director of the Company. The Facility was in the amount of $3,000,000, of which approximately $2,146,000 had been drawn down as of December 31, 1999. The Facility bore interest at 10% per annum and monthly fees of $15,000. We issued 300,000 warrants exercisable at price of $2.375 in consideration for the Facility. The Facility was secured by all of our major assets, including the shares of Vianet Labs and Vianet Access, and was repayable on March 31, 2000. In March 2000, we converted the Facility into 1,430,559 shares of common stock at $1.50 per share in exchange for the retirement of the $2,145,839 outstanding under the Facility. This transaction included the issuance of 1,430,559 each of Class A, B and C warrants at $2.00, $2.50 and $3.00. In 2000, the exercise prices of the Class A, B and C common stock purchase warrants changed from $2.00, $2.50 and $3.00, respectively, to $1.5312, $1.9140 and $2.2968, respectively. In December 2001, the warrants were tendered and exercised as part of a tender offer made by the Company, and an aggregate of 2,145,838 shares of stock were issued to the holder.

         In March 2000, Vianet's Board of Directors approved a two-year employment agreement with Bruce Arnstein, effective as of November 24, 1999, pursuant to which Mr. Arnstein was retained as Chief Operating Officer of the Company at an annual salary of $250,000. In addition, the employment agreement provided for Vianet to issue four year options to purchase an aggregate of 150,000 shares of common stock at an exercise price of $1.50, 100,000 of which options vested as of May 1, 2000 and the remaining 50,000 options of which vested as of November 1, 2000. Such options also have piggyback registration rights. Effective as of June 2000, Mr. Arnstein ceased to be the Chief Operating Officer of Vianet. Notwithstanding the foregoing, Mr. Arnstein continued to be employed as a consultant to Vianet through July 31, 2001, for which he was due to receive an aggregate of $225,000, of which $50,000 was paid and the balance remains owing. In addition, Mr. Arnstein is entitled to retain the 150,000 options granted to him under his employment agreement, which options have vested according to their original terms.

         In April 2000, Vianet entered into a three-year consulting agreement with CFM Capital Limited, an entity owned and controlled by Peter Leighton, a former officer and director of the Company, effective as of January 1, 2000. The consulting agreement provided for base fees to CFM Capital Limited of $250,000 (the "Base Fee"). In addition, the consulting agreements provided that Vianet would pay such additional compensation as may be determined from time to time by the Board of Directors based upon the attainment of specific criteria as agreed to from time to time. The consulting agreement also provided for reimbursement of reasonable costs and expenses incurred. Effective as of October 2001, Mr. Leighton voluntarily resigned from his positions as an officer and a director of Vianet, and the consulting agreement with CFM Capital Limited was terminated with no further payment due by Vianet beyond the amounts already earned under the terms of the agreement.

         In June 2000, the Company issued 370,000 shares of common stock to WCMG, as payment for services rendered. The payment included 270,000 shares issued in connection with the acquisitions of Vianet Labs and Vianet Access, which were accrued for in 1999. In addition, during the month of March 2000, the Company agreed to issue warrants to purchase 1,200,000 shares of common stock to WCMG at $3.00 to $12.00 per share, exercisable through 2004 with effective dates throughout 1999.

         In October 2000, the Company issued 52,000 shares of common stock to WCMG, as payment for services rendered.

         In March 2001, the Company issued warrants to purchase 8,672,512 shares (exercisable at $0.16 per share), to Xelix Capital Limited, an entity owned and controlled by Jeremy Posner. In October and December 2001, these warrants were repriced to $0.01 per share and adjusted to 7,846,558 shares. Xelix exercised its warrants under a cashless exercise provision and the Company issued 7,846,558 shares to Xelix.

         In March 2001, the Company issued warrants to purchase 2,437,553 shares (exercisable at $0.16 per share), to CFM Capital Limited, an entity owned and controlled by Peter Leighton, a former officer and director of the Company. In September and December 2001, the warrants were repriced to $0.01 per share and adjusted to 15,693,116. CFM exercised its warrants under a cashless exercise provision and the Company issued 15,693,116 shares to CFM. 17,345,023.

         In January 2001, Xelix and CFM pledged 2,000,000 and 1,600,000 shares respectively as security for certain secured notes payable aggregating $2,100,000 (the "Notes"). In April 2001, the Company defaulted on the Notes, and in June 2001, the shares held as security were forfeited to certain of the note holders.

         In April 2001, Vianet entered into a three-year consulting agreement with Xelix Capital Limited, an entity owned and controlled by Jeremy Posner, which provides for base fees to Xelix Capital Limited of $120,000 per year. For a complete description of this agreement see "Management - Employment Agreements."

         In April 2001, Vianet entered into an agreement with Pete Ianace, the Chief Executive Officer of Vianet, that provides for a salary of $150,000 per year, which salary is to be increased to $250,000 per year in the quarter following Vianet's earning an operating profit. Thereafter, in June 2001, Vianet entered into an additional agreement with Mr. Ianace that provides for a one-year notice period prior to the termination of Mr. Ianace's employment as an executive officer of Vianet following a change in control of the company.

         In September 2001, Vianet entered into agreements with Robert Logan and Brian Berger, the Chief Operating Officer and Vice President of Engineering of Vianet, respectively, that provide for (i) a one-year notice period prior to the termination of their employment as executive officers of Vianet during the first 12 months following a change in control of the company, and (ii) a 6 month notice period prior to the termination of their employment as executive officers of Vianet after the completion of the first 12 months following a change in control of the company.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VIANET TECHNOLOGIES, INC.

                              By: /s/ Jeremy Posner
                                 -------------------
                                 Jeremy Posner,
                                 Chairman